UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Attached hereto as Exhibit 1 is a joint press release of DryShips Inc. (the "Company") and OceanFreight Inc., dated November 3, 2011: DryShips Inc. and OceanFreight Inc. Announce Completion of Merger.

    Attached hereto as Exhibit 2 is the Articles of Merger relating to the merger of OceanFreight Inc. with and into Pelican Stockholdings Inc., a wholly-owned subsidiary of the Company, with OceanFreight Inc. as the surviving corporation.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 3, 2011	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 1

DRYSHIPS INC. AND OCEANFREIGHT INC. ANNOUNCE COMPLETION OF MERGER

ATHENS, GREECE — November 3, 2011 — DryShips Inc. (NASDAQ: DRYS) and OceanFreight Inc. (NASDAQ: OCNF) announced today that following approval by OceanFreight's shareholders at a special meeting, the companies have completed the merger and OceanFreight has become a wholly-owned subsidiary of DryShips. Under the terms of the merger agreement, OceanFreight shareholders will be entitled to receive $11.25 in cash and 0.52326 of a share of common stock of Ocean Rig UDW Inc., a global provider of offshore ultra deepwater drilling services, for each share of OceanFreight common stock owned by them.

As a result of the merger, OceanFreight's common shares will cease trading on the NASDAQ Global Market today, and OceanFreight expects to deregister and suspend its reporting obligations under the Securities and Exchange Act of 1934, as amended.

American Stock Transfer & Trust Company has been appointed to serve as the agent for payment of the merger consideration to OceanFreight shareholders, and will promptly mail to shareholders instructions on how to surrender their stock certificates and receive payment for their shares. Banks, brokerage firms or other nominees will provide those shareholders who hold their shares in "street name" with their proceeds from the transaction. For more information, shareholders who hold their shares in "street name" should contact their bank, broker or other holder of record, and shareholders of record may contact American Stock Transfer & Trust Company at (877) 248-6417 (toll free). Shareholders of record should wait to receive the letter of transmittal before surrendering their shares.

About DryShips

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig UDW Inc., DryShips owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to Ocean Rig during 2013. DryShips owns a fleet of 34 drybulk carriers (including newbuildings), comprising 7 Capesize, 25 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.4 million tons, and 12 tankers (including newbuildings), comprising 6 Suezmax and 6 Aframax, with a combined deadweight tonnage of over 1.6 million tons.

DryShips' common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS."

About OceanFreight

OceanFreight is an owner and operator of drybulk vessels that operate worldwide. OceanFreight owns a fleet of six vessels, comprised of six drybulk vessels (four Capesize and two Panamaxes) and has contracted to purchase five newbuilding Very Large Ore Carriers (VLOC) with a combined deadweight tonnage of about 1.9 million tons.

About Ocean Rig

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. Ocean Rig owns and operates 9 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 7 ultra deepwater drillships, 3 of which remain to be delivered to the company during 2013.
Ocean Rig's common stock currently trades on the Nasdaq Global Select Market under the symbol "ORIG" and in the OTC market maintained by the Norwegian Association of Stockbroking Companies under the symbol "OCRG."

Forward-Looking Statement

Matters discussed in this release constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of the transaction to close, the failure to satisfy strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips and OceanFreight with the U.S. Securities and Exchange Commission.

Contact:
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

Exhibit 2
ARTICLES OF MERGER OF
OCEANFREIGHT INC.
AND
PELICAN STOCKHOLDINGS INC.
UNDER SECTION 95 OF THE BUSINESS CORPORATIONS ACT

The undersigned, Demetris Nenes, Chief Operating Officer of OCEANFREIGHT INC., the surviving Corporation and Dr. Adriano Cefai, President of PELICAN STOCKHOLDINGS INC., the Corporation being merged for the purpose of merging the aforesaid Corporation hereby certify:

1.	The Plan of Merger pursuant to which these Articles are being filed is as follows:

Agreement and Plan of Merger, dated as of July 26, 2011, as amended, by and among DryShips Inc., OceanFreight Inc. and Pelican Stockholdings Inc., attached hereto as Exhibit A.

2.	The Articles of Incorporation of OceanFreight Inc., the surviving Corporation were filed as follows:

(i) The Articles of Incorporation were filed with the Registrar of Corporations as of the 11th day of September 2006.

(ii) The First Amendment to the Articles of Incorporation was filed with the Registrar of Corporations as of the 15th day of November 2006.

(iii) The Second Amendment to the Articles of Incorporation was filed with the Registrar of Corporations as of the 2nd day of March 2007.

(iv) The Third Amendment to the Articles of Incorporation was filed with the Registrar of Corporations as of the 15th day of March 2007.

(v)The First Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 4th day of April 2007.

(vi)The Second Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 23rd day of July 2009.

(vii)The Third Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 10th of June 2010.

(viii) Articles of Amendment to the Third Amended and Restated Articles of Incorporation were filed with the Registrar of Corporations as of the 5th of July, 2011.

3.	The Articles of Incorporation of Pelican Stockholdings Inc., the Corporation being merged, were filed with the Registrar of Corporations as of the 22 day of July, 2011.

4.
The Plan of Merger set forth above was authorized by a majority of the Board of Directors and by the holders of a majority of the outstanding shares entitled to vote thereon of each constituent Corporation, respectively, in compliance with the applicable provisions of the Business Corporations Act.

IN WITNESS WHEREOF, the undersigned have executed these Articles of Merger on this 3rd day of November, 2011.

OCEANFREIGNT INC.	PELICAN STOCKHOLDINGS INC.
/s/ Demetris Nenes	/s/ Adriano Cefai
Name: Mr. Demetris Nenes	Name: Dr. Adriano Cefai
Title: Chief Operating Officer	Title: President

Merger Agreement

[Omitted]